UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

INGERSOLL-RAND PLC
(Name of Issuer)

Ordinary Shares, $1.00 par value
(Title of Class of Securities)

G47791101
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000	Debra Smith California State Teachers’ Retirement System 100 Waterfront Place, MS 04 West Sacramento, CA 95605 Tel. No.: (916) 414-7551
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,616,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,616,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,616,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,616,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,616,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,616,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,616,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,616,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,616,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,616,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,616,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,616,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,616,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,616,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,616,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,086#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,086#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,086#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  All 130,086 shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.
.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,741,674#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,741,674#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,674#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.66%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Issuer’s Form 10-Q.

# 1,438,121 of these shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,842,209#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,842,209#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,842,209#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.45%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

# 299,903 of these shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 186,196#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 186,196#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,196#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  All 186,196 shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,350
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Co-Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-4728074
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 850,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 850,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,611,388#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,611,388#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,388#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  986,282 of these shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian SPV (SUB) VI, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0644507
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,053,263#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,053,263#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,263#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  All 1,053,263 shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian SPV (SUB) VI-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1047700
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,391,685#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,391,685#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,391,685#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%*
14	TYPE OF REPORTING PERSON PN
_____________
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  All 3,391,685 shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN

_____________
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,827#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,827#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,827#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON PN

_____________
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  All 72,827 shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 291,076#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 291,076#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,076#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
14	TYPE OF REPORTING PERSON PN

_____________
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Form 10-Q.

#  All 291,076 shares have been contributed to Trian IR Holdco Ltd., pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON Trian IR Holdco Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1057630
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,849,439#
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,849,439#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,849,439#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.96%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Issuer’s Form 10-Q.

# All 7,849,439 shares were received from other Reporting Persons pursuant to a Contribution Agreement dated June 15, 2012, as described in Item 5 herein.

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-6291617
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 765,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 506,352
	10	SHARED DISPOSITIVE POWER 258,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29%*
14	TYPE OF REPORTING PERSON EP
_______
* Calculated based on 265,471,878 ordinary shares outstanding as of October 10, 2014 as reported in the Issuer’s Form 10-Q.

This Amendment No. 6 relates to the Schedule 13D filed with the Securities and Exchange Commission on May 9, 2012, as amended by Amendment No. 1 (“Amendment No. 1”) filed on June 20, 2012, Amendment No. 2 (“Amendment No. 2”) filed on August 6, 2012, Amendment No. 3 filed on August 13, 2012 (“Amendment No. 3”), Amendment No. 4 filed on November 18, 2013 (“Amendment No. 4”) and Amendment No. 5 filed on March 31, 2014 (as so amended, collectively, the “Schedule 13D”) relating to the Ordinary Shares, $1.00 par value per share (the “Shares”), of Ingersoll Rand PLC, an Irish public limited company (the “Issuer”). The address of the principal executive office of the Issuer is 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland.

Items 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background

Item 2 is amended by deleting Item 2 of the Schedule 13D and replacing it with the following:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Master Fund (ERISA) L.P., a Cayman Islands limited partnership, (“Trian ERISA”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Strategic Co-Investment Fund-A, L.P., a Delaware limited partnership  (“Coinvest Fund-A”), Trian SPV (SUB) VI, L.P., a Cayman Islands limited partnership (“SPV VI”), Trian SPV (SUB) VI-A, L.P., a Cayman Islands limited partnership (“SPV VI-A”), Trian Partners Strategic Fund–D, L.P., a Cayman Islands limited partnership (“Strategic Fund D”), Trian Partners Fund (Sub)-G, L.P., a Delaware limited partnership (“TPG”), Trian Partners Strategic Fund-G II, L.P., a Delaware limited partnership (“Strategic Fund G-II”), Trian IR Holdco Ltd., a Cayman Islands exempted company (“Holdco”),  Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Trian Group”). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA, SPV VI, SPV VI-A and Strategic Fund D  is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI, SPV VI-A, Strategic Fund D, TPG,  Strategic Fund G-II, Holdco.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI, SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI, SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco and other funds, accounts and investment vehicles managed by it.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI, SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco and other funds, accounts and investment vehicles managed by Trian Management.

This Schedule 13D is also being filed by California State Teachers’ Retirement System, a California Government Employee Benefit Plan (“CalSTRS,” along with the Trian Group are sometimes hereinafter referred to collectively as the “Reporting Persons”).  The principal business of CalSTRS is to provide retirement related benefits and services to teachers in public schools and community colleges in California.  The principal business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

CalSTRS and the Trian Group are filing this statement jointly due to CalSTRS’ investment in Coinvest Fund-A and CalSTRS beneficial ownership of the CalSTRS Shares (as defined in Item 5).

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

On February 25, 2014, in connection with Mr. Peltz’s service on the Board of Directors of the Issuer, Mr. Peltz received a restricted stock unit award with respect to 2,382 ordinary shares (the “RSUs”).  Pursuant to the Ingersoll Rand Incentive Stock Plan, the RSU’s vested upon Mr., Peltz’s separation from service as a director on June 6, 2014.   After the Issuer withheld shares for tax purposes, Mr. Peltz received a net amount of 1,238 shares (the “Director Shares”) which he transferred to Trian Management on June 10, 2014, for no consideration, pursuant to the terms of the Director Fee Agreement.

Since the filing of Amendment 5 to Schedule 13D, Trian ERISA, Strategic Fund D, TPG and Strategic Fund G-II  purchased 28,515, 384,248, 86,500 and 342,874 shares respectively for an aggregate purchase price of $50,272,414.  The source of funding for the purchases of the Shares was the respective general working capital of the purchasers.  Pursuant to the Contribution Agreement, each of Trian ERISA, TPG and Fund G-II contributed 28,515, 86,500 and 342,874 shares respectively that they beneficially and directly owned to Holdco in exchange for a proportionate share of the equity securities in Holdco.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Since the filing of Amendment 5 on March 31, 2014, the Reporting Persons sold an aggregate of 3,598,591 Shares.  Following such sales, as of February 11, 2015, the Reporting Persons continue to beneficially own an aggregate of 15,382,070 Shares, representing approximately 5.79% of the Issuer’s outstanding Shares (based on 265,471,878 shares of the Issuer’s Common Stock outstanding as of October 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Form 10-Q”)).  Depending on various factors including, without limitation, price levels of the Shares, conditions in the securities markets, other investment opportunities available to the Trian Group, portfolio management considerations and general economic conditions, the Trian Group may sell some or all of their holdings in the Issuer.

With respect to CalSTRS, depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, price levels of the Shares, other investment opportunities available to CalSTRS, the adjustment and management of positions in CalSTRS’ portfolio, conditions in the securities and capital markets, and general economic and industry conditions, CalSTRS may, from time to time and at any time, in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, but not limited to: purchasing additional securities of the Issuer in the open market or otherwise; selling some or all of CalSTRS holdings in the Issuer in the open market or otherwise, at any time and from time to time; entering into financial instruments or other agreements that increase or decrease CalSTRS’ economic exposure with respect to its investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings.

Item 5. Interest in Securities of the Issuer

Item 5 is amended by deleting Item 5 of the Schedule 13D and replacing it with the following:

(a) As of 4:00 p.m., New York City time, on February 11, 2015, the Reporting Persons beneficially owned, in the aggregate 15,382,070 Shares, representing approximately 5.79% of the Issuer’s outstanding Shares (calculated based on 265,471,878 shares of the Issuer’s Common Stock outstanding as of October 10, 2014, as reported in the Form 10-Q).  Such Shares include an aggregate of 10,911,105 Shares beneficially owned by the Reporting Persons through direct ownership of the Shares representing approximately 4.11 % of the Issuer’s outstanding Shares, and an additional 4,470,965 Shares underlying the Options that are held by Trian Onshore, Trian Offshore and TPSIF representing approximately 1.68% of the Issuer’s outstanding Shares.

(b) As of February 11, 2015, pursuant to a Contribution Agreement dated June 15, 2012 as amended from time to time (the “Contribution Agreement”), Holdco held 1,438,121, 299,903, 186,196, 130,086, 986,282, 1,053,263, 3,391,685, 72,827 and 291,076 Shares that were contributed to it by Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, SPV VI SPV VI-A,  TPG and Strategic Fund G-II, respectively, in exchange for their proportionate share of equity securities in Holdco. As such, Holdco may be deemed to have shared voting power and dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, SPV VI, SPV VI-A TPG and Strategic Fund G-II contributed to it pursuant to the Contribution Agreement.  Strategic Fund-A, Coinvest Fund-A and Strategic Fund D continue to beneficially and directly own and have sole voting power and sole dispositive power of 1,124,350, 850,221 and 320,553 Shares, respectively, and each of Trian Onshore, Trian Offshore and TPSIF continue to directly and beneficially own 303,553, 3,542,306 and 625,106 Shares, respectively, underlying the Options held by each such entity.  Trian Management continues to directly and beneficially own 1,238 Director Shares.  To the extent that the other Reporting Persons may be deemed to have shared voting power and dispositive power with regard to any of the Shares, such information is set forth below.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI, SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI,  SPV VI-A, Strategic Fund D, TPG, Strategic Fund G-II and Holdco directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of the Director Fee Agreement, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the 1,238 Director Shares currently held by Trian Management.  Each of Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CalSTRS has the sole power to vote or direct the vote of 765,304 Shares (the “CalSTRS Shares”) and the sole power to dispose of or direct the disposition of 506,352 of the CalSTRS Shares.  With respect to the other 258,952 CalSTRS Shares, the power to dispose or to direct the disposition of such Shares is shared with certain of its external managers, as follows: (i) 133,680 CalSTRS Shares with BlackRock Institutional Trust Company, N.A, (ii) 6,538 CalSTRS Shares with State Street Bank and Trust Company, (iii) 1,026 CalSTRS Shares with Parametric Portfolio Associates LLC, (iv) 69,800 CalSTRS Shares Chicago Equity Partners, LLC, (v) 1,328  CalSTRS Shares with Gateway Investment Advisers, LLC, (vi) 43,280  CalSTRS Shares with QS Batterymarch Financial Management, Inc. (vii)  3,200  CalSTRS Shares with TWIN Capital Management, Inc. and (viii) 100  Morgan Stanley Investment Management Inc.

CalSTRS has been informed by BlackRock Institutional Trust Company, N.A. ("BTC") that its principal business is to provide diversified investment management and securities lending services to institutional clients, intermediary and individual investors through various investment vehicles and that its business address is 400 Howard Street, San Francisco, CA 94105.  In addition, BTC has further informed CalSTRS that on January 20, 2012, BTC entered into an Offer of Settlement with the CFTC and consented to the entry of an Order, which makes findings and imposes remedial sanctions against BTC.  Without admitting or denying wrongdoing, BTC agreed to the imposition of a $250,000 penalty and the entry of the Order to resolve allegations by the CFTC that two trades by BTC violated Section 4c(a)(1) of the Commodity Exchange Act and CFTC Regulation 1.38(a).   BTC also agreed to refrain from any further violations of the above-mentioned statutory provisions.  The CFTC did not allege, nor find, that any clients of BTC or any related affiliate were harmed in any way.  On September 16, 2014, BTC entered into an agreement with the SEC to resolve allegations relating to three alleged violations of an SEC regulation prohibiting short sales of an equity security during the restricted period preceding a public offering.  The three trades at issue occurred in 2010 and 2011. As part of the approximately $1.7 million settlement, BTC agreed to disgorge profits from each of the violations and to pay interest and a civil penalty. BTC also agreed to cease and desist from any future violations of the rule in question.  Aside from the matters listed above, in the previous five years BTC has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order (with the exception of the matters described above) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The principal business of BlackRock Financial Management, Inc. (“BFM”) is to provide diversified investment management services to institutional clients, intermediary and individual investors through various investment vehicles; its business address is 55 East 52nd Street, New York, NY 10055. In the previous five years BFM has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In addition, BFM and BTC’s parent, BlackRock, Inc., has entered into the following settlements with regulators in the previous five years:

On or around October 31, 2011, BlackRock, Inc. paid a fine imposed by Finanstilsynet, the Financial Supervisory Authority of Norway, of approximately 100,000 NOK on in connection with a late disclosure by BlackRock that the firm’s aggregated group holdings exceeded 5% of the share capital of the Norwegian Company CERMAQ.

On or around December 13, 2011, BlackRock, Inc. paid a fine imposed by Finansinspektionen, the Swedish Financial Supervisory Authority (“Swedish FSA”) of 1,000,000 SEK on BlackRock, Inc. in connection with a late disclosure by BlackRock that the firm’s aggregated group holdings in Swedish issuer Electrolux AB had fallen below 5%.

On or around February 20, 2012, the Swedish FSA imposed a fine of 50,000 SEK on BlackRock, Inc. in connection with a late disclosure by BlackRock that the firm’s aggregated group holdings in Wihlborgs Fastigheter AB had fallen below 5%.

On or around October 3, 2012, BlackRock, Inc. reached an agreement with the U.S. Department of Labor (“DOL”) to reimburse clients $2,661,513 in connection with certain trades the DOL alleged violated Title I of the Employee Retirement Income Security Act. BlackRock also agreed to pay to the DOL a $266,151 penalty.

On or around February 21, 2013, BlackRock, Inc. was subject to a fine imposed by the Swiss Federal Department, of 500,000 CHF in connection with a late disclosure by BlackRock that the firm’s collective ownership of securities in Swiss issuers crossed certain ownership thresholds.

On or around May 24, 2012, the Swedish FSA imposed a fine of 430,000 SEK on BlackRock Inc. in connection with a late disclosure by BlackRock that the firm’s aggregated group holdings in Boliden AB had fallen below 5%.

On or around June 18, 2012, German Federal Financial Supervisory Authority imposed a fine of €167,503.50 on BlackRock, Inc. in connection with late disclosures of the firm’s holdings in particular German issuers.

On or around December 29, 2012, Italian Financial Service Authority (“CONSOB”) imposed a fine of €10,000 on BlackRock, Inc. in connection with an incorrect filing by BlackRock that it had reduced the firm’s holdings by 2% in Unicredit S.p.A.

On or around August 12, 2013, BlackRock, Inc. paid a fine imposed by CONSOB of €10,000 in connection with late disclosures of the firm’s collective ownership of securities in an Italian issuer crossed certain ownership thresholds.

On or around January 27, 2014, BlackRock paid a fine to the Swedish FSA of 300,000 SEK in connection with a late disclosure of the firm’s collective ownership of securities in the Swedish issuer, Assa Abloy AB, crossed certain ownership thresholds.

On or around January 9, 2014, BlackRock, Inc. reached a settlement with the New York Attorney General's office (“AG”) pursuant to which the AG found BlackRock's use of analyst surveys violated New York's Martin Act and Executive Law. The settlement did not involve the payment of any fine or other penalty although BlackRock paid $400,000 to cover the AG’s costs of investigation. BlackRock neither admitted nor denied the allegations, but agreed to stop using analyst surveys.

On or around October 15, 2014, BlackRock paid a fine imposed by the Swedish FSA of 1,000,000 SEK in connection with a late threshold report filed by BlackRock regarding its holdings in Lundin Mining Corp., a Canadian company whose shares trade on the Toronto Stock Exchange.

CalSTRS has been informed by State Street Bank and Trust Company (State Street) that its principal business is to provide a broad range of financial products and services to institutional investors worldwide, including its transition management services.  Its principal business address is 1 Lincoln Street, Boston, MA 02111.  CalSTRS has been further informed by State Street that on February 4, 2010, the U.S. Securities and Exchange Commission issued an administrative order in which it ordered State Street to cease and desist from committing or causing any violations, and any future violations of Section 17(a)(2) and Section 17(a)(3) of the Securities Act of 1933.  In connection with the same matter, the Massachusetts Secretary of State issued a consent order in which it ordered State Street to cease and desist from violations of the Massachusetts Uniform Securities Act.  The orders were entered in connection with the resolution of an investigation into losses incurred by and disclosures made around certain active fixed-income strategies managed by State Street Global Advisors (SSgA), a division of State Street, during 2007 and earlier periods.  In addition, in conjunction with a February 2012 settlement of an investigation of SSgA's role as collateral manager for Carina CDO, Ltd., the Massachusetts Secretary of State issued a consent order finding that SSgA had failed to disclose certain material information to investors in the CDO in violation of MGL c. 110A, Sec. 101(2) and 101(3).  SSgA neither admitted nor denied the findings.  In connection with the settlement SSgA paid a civil fine.  SSgA was ordered to cease and desist from violations of the Massachusetts Uniform Securities Act.  In January 2014, in conjunction with a settlement of the U.K. Financial Conduct Authority’s investigation into our having charged six clients of our U.K. transition management business during 2010 and 2011 amounts in excess of the contractual terms, State Street Bank Europe Ltd. and State Street Global Markets International Ltd. paid a fine of £22.9 million, or approximately $37.8 million. Other than the foregoing, during the last five years, State Street has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by TWIN Capital Management Inc. ("TWIN") that its principal business is investment management and that its business address is 3244 Washington Rd. Ste. 202, McMurray, PA 15317. During the last five years, TWIN has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by Parametric Portfolio Associates LLC (“Parametric”) that its principal business is investment management and that its business address is 1918 8th Ave, Suite 3100, Seattle, WA 98101.  During the last five years, Parametric  has not been (i) convicted in a criminal proceeding or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by QS Batterymarch Financial Management, Inc.  (“QS Batterymarch”) that its principal business is investment management and that its business address is 880 Third Avenue, New York, New York 10022.  During the last five years, QS Batterymarch  has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by Morgan Stanley Investment Management Inc. (“MSIM”) that its principal business is Registered Investment Advisor and that its business address is 522 Fifth Avenue, New York, NY 10036.  During the last five years, MSIM has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by Chicago Equity Partners, LLC ("CEP") that its principal business is investment advisory services and that its business address is 180 N. LaSalle Street, Suite 3800, Chicago, IL  60601. During the last five years, CEP has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CalSTRS has been informed by Gateway Investment Advisers, LLC ("Gateway") that its principal business is investment management and that its business address is 312 Walnut Street, 35th Floor, Cincinnati, Ohio 45202. During the last five years, Gateway has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 The Trian Group does not have the right to vote or dispose of any of the CalSTRS Shares, nor is any member of the Trian Group a party to any contracts, arrangements or understandings with respect to such Shares.  As a result, each member of the Trian Group disclaims beneficial ownership of the CalSTRS Shares for all purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past 60 days by the Trian Group and CalSTRS, respectively, inclusive of all transactions effected through February 11, 2015.

 (d) No person other than the Trian Group is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Trian Group.  Except with respect to the 258,952 CalSTRS Shares it beneficially owns in accounts managed by external managers as disclosed in (b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement beneficially owned by CalSTRS.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

1.  Joint Filing Agreement of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS MASTER FUND (ERISA) L.P.
By: Trian Partners (ERISA) GP, L.P., its
general partner
By: Trian Partners (ERISA) General Partner,
LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN SPV (SUB) VI, L.P.
By: Trian Partners SPV VI GP, L.P., its general
partner
By: Trian Partners SPV VI General Partner,
LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN SPV (SUB) VI-A, L.P.
By: Trian Partners SPV VI-A GP, L.P., its
general partner
By: Trian Partners SPV VI-A General Partner,
LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By: Trian Partners Strategic Investment Fund-A
GP, L.P., its general partner
By: Trian Partners Strategic Investment Fund-A
General Partner LLC., its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC CO-
INVESTMENT FUND–A, L.P.
By: Trian Partners Strategic Co-Investment
Fund-A GP, L.P. its general partner
By: Trian Partners Strategic Co-Investment
Fund-A General Partner, LLC., its general
partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment
Fund GP, L.P., its general partner
By: Trian Partners Strategic Investment
Fund General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By: Trian Partners Strategic Investment
Fund-D GP, L.P., its general partner
By:  Trian Partners Strategic Investment Fund-D
        General Partner, LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By: Trian Partners Investment
Fund-G GP, L.P., its general partner
By: Trian Partners Investment Fund-G
       General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By: Trian Partners Strategic
       Fund-G II GP, L.P.,  its general partner
By: Trian Partners Strategic Fund-G II
General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN IR HOLDCO LTD.
By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

/s/ NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/ EDWARD P. GARDEN EDWARD P. GARDEN
CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM By: /s/ DEBRA SMITH Name: Debra Smith Title: Director of Investment Operations

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Ingersoll-Rand PLC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of February, 2015.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS MASTER FUND (ERISA) L.P.
By: Trian Partners (ERISA) GP, L.P., its
general partner
By: Trian Partners (ERISA) General Partner,
LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/ EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN SPV (SUB) VI, L.P.
By: Trian Partners SPV VI GP, L.P., its general
partner
By: Trian Partners SPV VI General Partner,
LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN SPV (SUB) VI-A, L.P.
By: Trian Partners SPV VI-A GP, L.P., its
general partner
By: Trian Partners SPV VI-A General Partner,
LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By: Trian Partners Strategic Investment Fund-A
GP, L.P., its general partner
By: Trian Partners Strategic Investment Fund-A
General Partner LLC., its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC CO-
INVESTMENT FUND–A, L.P.
By: Trian Partners Strategic Co-Investment
Fund-A GP, L.P. its general partner
By: Trian Partners Strategic Co-Investment
Fund-A General Partner, LLC., its general
partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment
Fund GP, L.P., its general partner
By: Trian Partners Strategic Investment
Fund General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By: Trian Partners Strategic Investment
Fund-D GP, L.P., its general partner
By:  Trian Partnser Strategic Investment Fund-D
        General Partner, LLC, its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By: Trian Partners Investment
Fund-G GP, L.P., its general partner
By: Trian Partners Investment Fund-G
       General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By: Trian Partners Strategic
       Fund-G II GP, L.P.,  its general partner
By: Trian Partners Strategic Fund-G II
General Partner, LLC,
its general partner

By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title:   Member

TRIAN IR HOLDCO LTD.
By: /s/ EDWARD P. GARDEN
Name: Edward P. Garden
Title: Member

/s/ NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/ EDWARD P. GARDEN EDWARD P. GARDEN
CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM By: /s/ DEBRA SMITH Name: Debra Smith Title: Director of Investment Operations

Schedule A

The following table sets forth all transactions with respect to the Shares affected during the past 60 days by any of the Reporting Persons, inclusive of all transactions effected through 4:00pm on February 11, 2015.  Except as otherwise noted below, all such transactions were effected in the open market.  The prices set forth in the table do not include commissions.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	2/5/2015	66,045	66.88	Sale
Trian Partners Master Fund, L.P.	2/6/2015	133,223	66.71	Sale *
Trian Partners Master Fund, L.P.	2/9/2015	112,659	66.59	Sale *
Trian Partners Master Fund, L.P.	2/10/2015	83,869	66.78	Sale *
Trian Partners Master Fund, L.P.	2/11/2015	160,492	66.83	Sale *

Trian Partners, L.P.	2/5/2015	34,843	66.88	Sale
Trian Partners, L.P.	2/6/2015	55,536	66.77	Sale
Trian Partners, L.P.	2/6/2015	14,748	66.71	Sale *
Trian Partners, L.P.	2/9/2015	34,229	66.63	Sale
Trian Partners, L.P.	2/9/2015	25,206	66.59	Sale *
Trian Partners, L.P.	2/10/2015	29,857	66.72	Sale
Trian Partners, L.P.	2/10/2015	14,390	66.78	Sale *
Trian Partners, L.P.	2/11/2015	77,313	66.84	Sale
Trian Partners, L.P.	2/11/2015	7,356	66.83	Sale*

Trian Partners Parallel Fund I, L.P.	2/5/2015	5,494	66.88	Sale
Trian Partners Parallel Fund I, L.P.	2/6/2015	11,083	66.77	Sale
Trian Partners Parallel Fund I, L.P.	2/9/2015	9,372	66.63	Sale
Trian Partners Parallel Fund I, L.P.	2/10/2015	6,977	66.72	Sale
Trian Partners Parallel Fund I, L.P.	2/11/2015	13,351	66.84	Sale

Trian Partners Master Fund (ERISA), L.P.	2/5/2015	3,451	66.88	Sale
Trian Partners Master Fund (ERISA), L.P.	2/6/2015	6,960	66.77	Sale
Trian Partners Master Fund (ERISA), L.P.	2/9/2015	5,886	66.63	Sale
Trian Partners Master Fund (ERISA), L.P.	2/10/2015	4,382	66.72	Sale
Trian Partners Master Fund (ERISA), L.P.	2/11/2015	8,385	66.84	Sale

Trian SPV (SUB) VI, L.P.	2/5/2015	31,181	66.88	Sale
Trian SPV (SUB) VI, L.P.	2/6/2015	62,898	66.77	Sale
Trian SPV (SUB) VI, L.P.	2/9/2015	53,189	66.63	Sale
Trian SPV (SUB) VI, L.P.	2/10/2015	39,597	66.72	Sale
Trian SPV (SUB) VI, L.P.	2/11/2015	75,771	66.84	Sale

Trian SPV (SUB) VI-A, L.P.	2/5/2015	100,411	66.88	Sale
Trian SPV (SUB) VI-A, L.P.	2/6/2015	202,542	66.77	Sale
Trian SPV (SUB) VI-A, L.P.	2/9/2015	171,278	66.63	Sale
Trian SPV (SUB) VI-A, L.P.	2/10/2015	127,508	66.72	Sale
Trian SPV (SUB) VI-A, L.P.	2/11/2015	243,997	66.84	Sale

Trian Partners Strategic Investment Fund, L.P.	2/5/2015	125,285	66.88	Sale
Trian Partners Strategic Investment Fund, L.P.	2/6/2015	199,690	66.77	Sale
Trian Partners Strategic Investment Fund, L.P.	2/6/2015	53,029	66.71	Sale *
Trian Partners Strategic Investment Fund, L.P.	2/9/2015	123,075	66.63	Sale
Trian Partners Strategic Investment Fund, L.P.	2/9/2015	90,635	66.59	Sale *
Trian Partners Strategic Investment Fund, L.P.	2/10/2015	107,357	66.72	Sale
Trian Partners Strategic Investment Fund, L.P.	2/10/2015	51,741	66.78	Sale *
Trian Partners Strategic Investment Fund, L.P.	2/11/2015	277,994	66.84	Sale
Trian Partners Strategic Investment Fund, L.P.	2/11/2015	26,452	66.83	Sale *

Trian Partners Strategic Investment Fund-A, L.P.	2/5/2015	2,272	66.88	Sale
Trian Partners Strategic Investment Fund-A, L.P.	2/6/2015	4,584	66.77	Sale
Trian Partners Strategic Investment Fund-A, L.P.	2/9/2015	3,876	66.63	Sale
Trian Partners Strategic Investment Fund-A, L.P.	2/10/2015	2,886	66.72	Sale
Trian Partners Strategic Investment Fund-A, L.P.	2/11/2015	5,522	66.84	Sale

Trian Partners Strategic Co-Investment Fund-A, L.P.	2/5/2015	25,170	66.88	Sale
Trian Partners Strategic Co-Investment Fund-A, L.P.	2/6/2015	50,773	66.77	Sale
Trian Partners Strategic Co-Investment Fund-A, L.P.	2/9/2015	42,936	66.63	Sale
Trian Partners Strategic Co-Investment Fund-A, L.P.	2/10/2015	31,963	66.72	Sale
Trian Partners Strategic Co-Investment Fund-A, L.P.	2/11/2015	61,165	66.84	Sale

Trian Partners Strategic Investment Fund-D, L.P.	2/5/2015	7,562	66.88	Sale
Trian Partners Strategic Investment Fund-D, L.P.	2/6/2015	15,254	66.77	Sale
Trian Partners Strategic Investment Fund-D, L.P.	2/9/2015	12,900	66.63	Sale
Trian Partners Strategic Investment Fund-D, L.P.	2/10/2015	9,603	66.72	Sale
Trian Partners Strategic Investment Fund-D, L.P.	2/11/2015	18,376	66.84	Sale

Trian Partners Fund (Sub)-G, L.P.	2/5/2015	1,623	66.88	Sale
Trian Partners Fund (Sub)-G, L.P.	2/6/2015	3,275	66.77	Sale
Trian Partners Fund (Sub)-G, L.P.	2/9/2015	2,769	66.63	Sale
Trian Partners Fund (Sub)-G, L.P.	2/10/2015	2,061	66.72	Sale
Trian Partners Fund (Sub)-G, L.P.	2/11/2015	3,945	66.84	Sale

Trian Partners Strategic Fund-G II, L.P.	2/5/2015	6,150	66.88	Sale
Trian Partners Strategic Fund-G II, L.P.	2/6/2015	12,405	66.77	Sale
Trian Partners Strategic Fund-G II, L.P.	2/9/2015	10,490	66.63	Sale
Trian Partners Strategic Fund-G II, L.P.	2/10/2015	7,809	66.72	Sale
Trian Partners Strategic Fund-G II, L.P.	2/11/2015	14,944	66.84	Sale

CALSTRS	12/12/2014	1,200	62.40	Purchase
CALSTRS	12/15/2014	1,200	61.69	Purchase
CALSTRS	12/17/2014	1,393	61.38	Purchase
CALSTRS	12/17/2014	100	61.05	Purchase
CALSTRS	12/18/2014	65	63.52	Purchase
CALSTRS	01/02/2015	628	63.00	Purchase
CALSTRS	01/02/2015	724	63.26	Purchase
CALSTRS	01/13/2015	199	61.89	Purchase
CALSTRS	01/26/2015	5,971	64.97	Purchase
CALSTRS	01/26/2015	400	65.33	Purchase
CALSTRS	01/27/2015	200	64.76	Purchase
CALSTRS	01/29/2015	71	63.45	Purchase
CALSTRS	02/02/2015	700	65.62	Purchase
CALSTRS	02/02/2015	151	66.16	Purchase
CALSTRS	02/03/2015	151	66.59	Purchase
CALSTRS	02/05/2015	181	66.84	Purchase
CALSTRS	02/05/2015	200	66.84	Purchase
CALSTRS	02/06/2015	200	66.59	Purchase
CALSTRS	01/13/2015	700	61.58	Sale
CALSTRS	01/21/2015	1,525	63.09	Sale
CALSTRS	01/21/2015	2,745	62.89	Sale
CALSTRS	01/21/2015	1,830	62.94	Sale
CALSTRS	01/30/2015	100	66.40	Sale
CALSTRS	02/05/2015	6,100	66.86	Sale

* Cash settlement of privately negotiated call options in privately negotiated transactions.  The related back-to back put options terminated automatically upon settlement of the call options.  For information related to the back-to-back call and put transactions see Schedule A to the Schedule 13D filed by the parties hereto with the Securities and Exchange Commission on May 9, 2012.